Exhibit 99 (b)
UNCONSOLIDATED JOINT VENTURES OF THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008
(in thousands)

	Initial Cost to Company			Gross Amount at Which Carried at Close of Period
	Land	Buildings, Improvements, and Equipment	Cost Capitalized Subsequent to Acquisition	Land	BI&E	Total		Accumulated Depreciation (A/D)	Total Cost Net of A/D	Encumbrances	Date of Completion of Construction or Acquisition	Depreciable Life
Shopping Centers:
Arizona Mills, Tempe, AZ	$22,017	$150,581	$6,529	$22,017	$157,110	$179,127		$51,214	$127,913	$134,139	1997	50 Years
Fair Oaks, Fairfax, VA	7,667	36,043	64,957	7,667	101,000	108,667		53,814	54,853	250,000	1980	55 Years
The Mall at Millenia, Orlando, FL	22,516	177,774	7,032	22,516	184,806	207,322		46,494	160,828	208,246	2002	50 Years
Stamford Town Center, Stamford, CT	9,537	41,668	84,088	9,537	125,756	135,293		49,190	86,103		1982	40 Years
Sunvalley, Concord, CA	350	66,010	13,090	350	79,100	79,450		52,649	26,801	123,708	1967	40 Years
Waterside Shops, Naples, FL	12,604	67,115	86,050	12,604	153,165	165,769		36,315	129,454	165,000	2003	40 Years
Westfarms, Farmington, CT	5,287	38,638	120,931	5,287	159,569	164,856		76,492	88,364	192,200	1974	34 Years
Other:
Taubman Land Associates (Sunvalley), Concord, CA	42,697			42,697		42,697			42,697	30,000	2006
Peripheral Land	1,547			1,547		1,547			1,547
Construction in Process and Development Pre-Construction Costs			2,613		2,613	2 ,613			2,613
Total	$124,222	$ 577,829	$385,290	$124,222	$963,119	$1,087,341	(1)	$366,168	$721,173

The changes in total real estate assets and accumulated depreciation for the years ended December 31, 2008, 2007, and 2006 are as follows:

	Total Real Estate Assets	Total Real Estate Assets		Total Real Estate Assets			Accumulated Depreciation	Accumulated Depreciation	Accumulated Depreciation
	2008	2007		2006			2008	2007	2006
Balance, beginning of year	$1,056,380	$1,157,872		$1,076,743		Balance, beginning of year	$(347,459)	$(320,256)	$(363,394)
New development and improvements	47,908	78,885		48,800		Depreciation for year	(36,108)	(33,173)	(40,224)
Acquisitions				42,697	(2)	Disposals/Write-offs	16,676	3,928	8,270
Disposals/Write-offs	(16,947)	(3,907)		(8,272)		Transfers In/(Out)	723	2,042 (3)	75,092 (4)
Transfers In/(Out)		(176,470	) (3)	(2,096	) (4)	Balance, end of year	$(366,168)	$(347,459)	$(320,256)
Balance, end of year	$1,087,341	$1,056,380		$1,157,872

(1)	The unaudited aggregate cost for federal income tax purposes as of December 31, 2008 was $1.331 billion.
(2)	Includes costs related to the purchase of the land under Sunvalley, acquired by a 50% owned joint venture.
(3)	Includes costs related to The Pier Shops at Caesars, which became a consolidated center in 2007.
(4)
Primarily includes a $174.8 million transfer out of costs relating to Cherry Creek Shopping Center, which became a consolidated center in 2006, offset by a $176.5 million transfer in of costs relating to The Pier Shops at Caesars.